                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

     Check this box if no                                      FORM 4
---- longer subject to
     Section 16.  Form 4 or                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Form 5 obligations may
     continue.  See            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Instruction 1(b).             Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person

  Middelhoff                Thomas          barnesandnoble.com inc.       Symbol = bnbn          to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director          10% Owner
                                                                                                                ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          ___ Officer (give ___ Other (Specify
                                               Number of Reporting     Month/Year                 title below)      below)
  Carl-Bertelsmann-Strasse 270                 Person, if an entity
                                               (voluntary)             MAY 1999
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
 33311 Gutersloh Germany                                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                          Form Filed by more than one
                                                                                              ---   Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Class A Common Stock, par       5/28/99      P          28,800      A      $18.00        28,800            D(1)
value $.001







* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)


                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-    11. Nature
                                                                             Securities       ative            of
                        7. Title and Amount of Underlying                    Benefi-          Security:     Indirect
                           Securities (Instr. 3 and 4)                       cially           Direct          Bene-
                        ---------------------------------  8. Price of       Owned            (D) or         ficial
                                                Amount or     Derivative     at End           Indirect       Owner-
1. Title of Derivative          Title           Number of     Security       of Month         (I)             ship
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)   (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   ----------

Explanation of Responses
(1) These shares were purchased by Ulrich Koeker, who is holding them in trust on behalf of Dr. Middelhoff.

                                                                             /s/ Ulrich Koeker*            June 10, 1999
**Intentional misstatements or omissions of facts constitute               ------------------------------- --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                     **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).                                                       *pursuant to a power-of-attorney
                                                                               attached hereto
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
                                   Page 2
                          SEC 1474 (8-92)
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
City of Gutersloh, Federal Republic of Germany, 10th day of June 1999

I, Dr. Dietrich Merklinghaus, a Notary in and for said state, do hereby certify, that

               Mr. Dr. Thomas Middelhoff, Diplom-Kaufmann,born on the 11th day of May 1953, residing at Bielefeld, business address: Carl-Bertels-mann-Str. 270, 33311 Gutersloh,

on the 30th day of March 1998 before me has given a power of attorney in notarial form to

               Mr. Ulrich Koeker, born on the 16th day of August 1946, Wirtschaftsprufer and
               Steuerberater, residing at Gutersloh, business address: Verler Strasse 6, 33332 Gutersloh to represent him in any and all matters in relation to the closing of contracts and making statements, which in legal way can be taken or given from him or against him.

This power of attorney has until today not been revoked.